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                                                                    EXHIBIT 99.2

                              HANARO TELECOM, INC.

                   LEASE OF REAL ESTATE TO AFFILIATED COMPANY

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
1. Name (Name of Lessee)                                                               Dreamline Co., Ltd.
     - Relation with Our Company                                                        Affiliated company

2. Details of Lease
  a. Date of Lease                                                                       October 25, 2002
  b. Real Estate subject of Lease                                                            Building
  c. Location                                                              ( )     3191 Sungnam-dong Jungwon-ku
                                                                                      Sungnam-shi Kyunggi-do
  d. Specifics of Lease             Period of Lease                            October 25, 2002 - December 31, 2003
                                    Deposit (KRW)                                                                   17,160,000
                                    Rent (KRW)                                                                       7,592,330

3. Purpose of Lease                                                   To lease to Dreamline for its use as transmission office

4. Date of Decision (Resolution Date of Board of Directors)                              October 25, 2002
    - Presence of Outside Director(s)                                                          --
    - Presence of Auditor(s)                                                                   --

5. Applicability of Fair Trade Act                                                             --
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